Phoenix Corporate Office	Dougals N. Currault II
333 North Central Ave.	Assistant General Counsel
Phoenix, Arizona 85004	and Corporate Secretary
Tel (602) 366-8093
Fax (602) 453-2871
Email: Douglas_Currault@fmi.com

August 31, 2010

Via EDGAR and Facsimile Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Attention: Douglas Brown
Re:	Freeport-McMoRan Copper & Gold Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Response Letter Dated July 12, 2010
File No. 1-11307-01

Dear Mr. Brown:

On behalf of Freeport-McMoRan Copper & Gold Inc. (the Company), we are submitting this letter in response to the comments received from the Commission’s staff (the Staff) by facsimile dated August 19, 2010, in connection with the Company’s (1) Form 10-K for the fiscal year ended December 31, 2009 (the 2009 Form 10-K) and (2) response letter to the Staff dated July 12, 2010.  We have numbered and reproduced below the full text of the Staff’s comment in italics, followed by our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

Outlook, page 68

Comment 1:   Your response to prior comment 2 from our letter to you dated June 25, 2010, does not fully address the Commission’s policy on projections as set forth in Item 10(b) of Regulation S-K.  As explained in Item 10(b)(2), the registrant generally would be expected to present the three cited financial items so as to avoid the inferences which might result from “selective projection.”  However, despite the staff's comment, it appears that you intend to continue to present only your operating cash flow projection without disclosing corresponding projections of your net income and earnings per share.  If you do not provide those other items,

August 31, 2010

discuss in necessary detail why you believe that the presentation of only your operating cash flow projections outside the context of the other measures in Item 10(b)(2) would be both appropriate and complete.  With regard to the second sentence of prior comment 2, greater transparency is also required to facilitate reader understanding.  Please revise accordingly.

Response 1:  We recognize that in Item 10(b) of Regulation S-K the Commission encourages “the use of management’s projections of future economic performance that have a reasonable basis and are presented in an appropriate format.” We have a long history of presenting projections of operating cash flow, which represents a key metric used by our management to develop our Company’s operating and financial strategy. Operating cash flow is a key measure of our ability to invest in capital projects, and determine amounts available for debt repayment and shareholder returns. Because of the significance attached to operating cash flow by management in operating our business, we believe it is important to present projections of this financial item to our investors.

Item 10(b)(2) of Regulation S-K provides the Commission’s views on the format of projections included in a registrant’s filing. These guidelines state that when determining the appropriate format for projections, “consideration must be given to, among other things, the financial items to be projected, the period to be covered, and the manner of presentation to be used.” Although Item 10(b)(2) highlights certain financial items that the Commission considers to be of importance to investors (i.e., revenues, net income (loss) and earnings (loss) per share), these guidelines do not require registrants to provide projections on any particular financial item; rather, they caution management to give careful consideration to assure that the financial items being projected are not susceptible of misleading inferences through selective projection of only favorable items.

We believe that sales volumes and operating cash flow represent financial items considered to be important by our investors, and we have consistently provided related projections of these items in our annual and quarterly filings, beginning with our Form 10-K for the fiscal year ended December 31, 2003, without also providing a projection of an income statement measure of profitability. While we understand that it could be misleading to present sales volume or revenue projections without also including a measure of income, particularly in a case where costs are projected to increase more than revenues, we are not providing a selective projection of an income statement item. We disclose forward looking estimates of both future sales volumes and unit net cash costs to assist investors in modeling our business using their own commodity price forecasts. We do not forecast commodity prices or earnings per share, but provide sensitivity disclosures so that investors can identify the impact of changes in commodity prices on our operating cash flow. For example, investors can apply their own commodity price assumptions to calculate estimated cash inflows using projected sales volumes we provide. In addition, for the same period we disclose a projection of our unit net cash costs and related sensitivities, enabling investors to develop their own models of our operations.

Significant non-cash charges included in the determination of net income (loss) are excluded from operating cash flow and identified in our consolidated financial statements and in Management’s Discussion and Analysis of Financial Conditions and Results of Operations

August 31, 2010

(MD&A). This enables investors to identify and understand significant non-cash charges affecting our profitability. Accordingly, we believe that our disclosure of projected operating cash flow, along with our disclosures of projected sales volumes and unit net cash costs have a reasonable basis, are presented in an appropriate format and are not misleading.

For the reasons discussed above, we believe our disclosure of projected operating cash flow does not conflict with the guidelines set forth in Item 10(b)(2) of Regulation S-K.

In response to your comment regarding the need to provide greater transparency to facilitate a reader’s understanding, in future Form 10-K and Form 10-Q filings we will enhance our discussion of projected operating cash flow, as disclosed in the Outlook section of MD&A, similar to the following (the following is based on the disclosures contained on page 68 of the 2009 Form 10-K, with our proposed changes marked):

Outlook

“Our financial results can vary significantly as a result of fluctuations in the market prices of copper and, to a lesser extent, gold and molybdenum. World market prices for these commodities have fluctuated historically and are affected by numerous factors beyond our control. Because we cannot control the price of our products, the key measures which management focuses on in operating our business are sales volumes, unit net cash costs and operating cash flow. Discussion of the outlook for each of these measures follows.

Sales Volumes. Following are our actual consolidated sales volumes for 2009 and our projected consolidated sales volumes for 2010:

	2009	2010
	(Actual)	(Projected)
Copper (billions of recoverable pounds):
North America copper mines	1.2	1.0
South America copper mines	1.4	1.3
Indonesia mining	1.4	1.2
Africa mining	0.1	0.2
	4.1	3.8	a
Gold (millions of recoverable ounces):
Indonesia mining	2.5	1.7
South America copper mines	0.1	0.1
	2.6	1.8

Molybdenum (millions of recoverable pounds)b	58	60

a. Represents the sum of projected copper sales volumes before rounding.

b. Includes sales of molybdenum produced as a by-product at our North and South America copper mines.

Estimated sales volumes of approximately 3.8 billion pounds of copper for 2010 are lower than 2009 sales of 4.1 billion pounds primarily because of lower volumes in Indonesia as a result of transitioning to a lower-grade section of the Grasberg open pit during 2010 and at our North America copper mines reflecting the impact of reduced 2009 mining activities on 2010 leaching operations. Estimated sales volumes of

August 31, 2010

approximately 1.8 million ounces of gold for 2010 are lower than 2009 sales of 2.6 million ounces as a result of transitioning to a lower-grade section of the Grasberg open pit during 2010. Estimated sales volumes of approximately 60 million pounds of molybdenum for 2010 approximate 2009 sales of 58 million pounds. Our projected sales volumes for 2010 depend on the achievement of targeted mining rates, the successful operation of production facilities, the impact of weather conditions and other factors.

Unit Net Cash Costs. Assuming average prices of $3.25 per pound of copper, $1,100 per ounce of gold and $12 per pound of molybdenum for 2010 and achievement of 2010 sales volume and cost estimates, we estimate our consolidated unit net cash costs (net of by-product credits and excluding Africa mining) for our copper mining operations would average approximately $0.86 per pound in 2010, compared with $0.55 per pound in 2009. Average unit net cash costs for 2010 are estimated to be higher than 2009 as a result of lower projected 2010 copper and gold sales volumes from Grasberg, combined with increases in commodity-based input costs and foreign currency exchange rates. The impact of price changes on consolidated unit net cash costs in 2010 would ~~be impacted by~~ approximate~~ly~~ $0.025 per pound for each $50 per ounce change in the average price of gold ~~prices~~ and ~~approximately~~ $0.01 per pound for each $1 per pound change in the average price of molybdenum ~~prices~~. Refer to “Consolidated Results – Production and Delivery Costs” for further discussion of consolidated production and delivery costs.

Operating Cash Flow. ~~Consolidated revenues,~~ Our operating cash flows ~~and net income vary significantly with fluctuations in the market prices of copper, gold and molybdenum,~~ vary with prices realized from copper, gold and molybdenum sales, our sales volumes, production costs, income taxes and other working capital changes and other factors. Based ~~up~~on the above projected consolidated sales volumes and unit net cash costs for 2010, and assuming average prices of $3.25 per pound of copper, $1,100 per ounce of gold and $12 per pound of molybdenum in 2010, we estimate ~~our~~ consolidated operating cash flows would approximate $5.3 billion in 2010, net of an estimated $0.4 billion for working capital requirements. In addition to projected working capital requirements, our estimate of operating cash flow for 2010 is also net of estimated taxes of $2.6 billion, which is based on our projected annual consolidated effective income tax rate of 37 percent for 2010 (refer to “Consolidated Results – (Provision for) Benefit from Income Taxes” for further discussion). The impact of price changes on operating cash flow~~s~~ for 2010 would ~~be impacted by~~ approximate~~ly~~ $260 million for each $0.10 per pound change in the average price of copper ~~prices~~, $50 million for each $50 per ounce change in the average price of gold ~~prices~~ and $45 million for each $1 per pound change in the average price of molybdenum ~~prices~~.”

___________________________________________________________

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings.  The Company further acknowledges that Staff comments or changes to disclosure in response to Staff

August 31, 2010

comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.  In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters.  If you have any questions or comments, please contact me at your earliest convenience at (602) 366-8093.

Sincerely,

                           /s/ Douglas N. Currault II
Douglas N. Currault II
Assistant General Counsel and
Corporate Secretary

cc:           Richard C. Adkerson
Kathleen L. Quirk
C. Donald Whitmire, Jr.